Exhibit 99.10

Mark Kaufman
16, boulevard de la Princesse Charlotte
98000 Monaco

November 19, 2012

Members of the Board of Directors
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mt. Laurel, New Jersey  08054

Dear Members of the Board of Directors and Special Committee,

I have carefully read the Special Committee’s “open letter” to CEDC shareholders and bondholders from last Friday, in which the Special Committee defended its position vis-à-vis Mr. Roustam Tariko.  Quite frankly, there is nothing “open” about your letter – except, of course, for the open questions that remain about how you actually plan to put an end to the deeply troubling problems that afflict our company.

The Special Committee’s letter comes straight out of the propagandist’s playbook – rather than engaging in a real dialogue on the issues, the Special Committee has published an attack against Mr. Tariko and a defense of the company’s utterly failed management.  I am sure that over the last several months, there are a few good decisions that have been made – but, let us be honest, it is profoundly clear that something is systematically wrong with the way the company is being run, and for that there is no defense.  It is time to eschew obfuscation and end procrastination – sweeping action is needed now to give the company a shot at survival.

As the Special Committee has made abundantly clear in its letter, CEDC’s relationship with Russian Standard, which is currently the only realistic solution to the company’s intractable debt situation, is teetering on the edge of failure.  While I had previously maintained hope that CEDC would have an alternative plan in place should the Russian Standard deal fall through, it is clear from this letter that CEDC does not, other than perhaps bankruptcy or dissolution, which would be a disaster to all of the company’s constituencies.

In the letter, the Special Committee writes that it “must exercise its business judgment and act in the interests of the Company and all stakeholders.”  However, with all that has happened to our company under your watch, it is painfully obvious that you are agonizingly incapable of actually exercising any degree of good business judgment.  I have been writing you for 14 months, and you have continued to ignore me.  I am aware of other shareholders who have suffered through similar experiences.  How can you claim to be acting in our interests if you do not even attempt to understand what we are interested in?

The Special Committee writes in its letter that it was formed “to help navigate the conflict of interest issues that exist for the Russian Standard nominees on the Board.”  However, I am concerned that even the so called “independent directors” on the Special Committee remain conflicted by the fact that CEDC’s problems occurred on their watch.  I fear that they have all become solely motivated by their own interests in entrenchment, which is why they are so offended by the fact that Mr. Tariko raised the idea of finding alternative candidates for election to the CEDC board.

To be clear, I write this letter not to choose sides in CEDC’s ongoing conflict with Russian Standard.  I write to you again, as your second largest shareholder, because I am profoundly concerned that you are ignoring your company’s largest shareholders.  In my letter of last week, I urged you, including Mr. Tariko as the Chairman of the Board, to immediately call a special meeting of the board of directors at which I and other interested large stockholders of CEDC would have an opportunity to discuss the future of the company and its strategy and options moving forward.  You have yet to respond to my request.  Thus, I ask again for all of you, including Mr. Tariko, to forget for a time your disagreements and to publicly announce the date and time of such meeting and allow any holders of at least 0.5% of CEDC’s common stock to attend and participate.  As I previously suggested, this meeting could be held at the company’s primary corporate office in Warsaw, Poland on November 22 or November 23.

Since my last letter, several thoroughly disappointed shareholders, including individuals, investments managers and institutional investors, have reached out to me to express their considerable concerns about our company’s board and management, particularly their unwillingness to engage their shareholders.  From these conversations, it is painfully obvious to me that you are rapidly losing the support of your investor base – and I truthfully wonder whether you even care.  I again invite CEDC stockholders who support the idea of such a meeting to contact me at restorecedc@benoit-associes.com, and equally to express themselves directly to CEDC’s board of directors.

I agree with the Special Committee that the company should hire a permanent CEO and CFO as soon as possible.  I believe that the next CEO of CEDC needs to have the three following qualities: (1) he or she should have held the top executive position at another public company, preferably a U.S. public company, (2) he or she should have experience in operating a company with over US$1 billion of debt, particularly one that underwent a complex restructuring of its debt, and (3) he or she should have experience running a standalone company in the wine and spirits industry, or at least in a consumer products industry.  David Bailey, CEDC’s interim CEO, has none  of these qualities.  Based on that fact, as well as my experience on CEDC’s Russian Oversight Committee, I believe that Mr. Bailey is no way the right person to lead the company at the present time.  He has failed in the last five months to bring any sense of improvement to the company, and it is naïve to believe that this will change.  Indeed, Mr. Bailey himself was the Chairman of the Audit Committee during periods when the company had to restate its financial statements!

More than five months have passed since you appointed David Bailey as interim CEO and more than two months have passed since you appointed Bartosz Kolacinski as interim CFO.  If after all these months of searching you have still not identified any appropriate candidates, what guarantee can you offer that you will find them in the near future?  And, do you really believe that any highly reputable professional CEO or CFO candidate would ever agree to take office at such a troubled company, especially given the continuing conflict between the board and its largest shareholders?  I do not.  Why not, then, consider appointing Mr. Tariko as the new CEO of this company, or at least as an interim CEO to replace Mr. Bailey?  He has the requisite professional background and successful track record to take us in the right direction.  That any further investment by or business arrangements with Russian Standard need to be conducted on an arm’s-length basis by directors (including, I would suggest, myself) who are unaffiliated with Russian Standard and Mr. Tariko is indisputable.  That CEDC, stubbornly clinging to some contorted sense of corporate propriety and good governance even as the water rises above the collective necks of its shareholders, having already through misfeasance and incompetence lost the chance of closing the prior agreed deal with Russian Standard, should now also deny itself the benefit of Mr. Tariko’s experience and leadership during these incredibly perilous times only adds insult to injury.  You must act now to save the company.

I hope you are listening, and I await your response.

Respectfully yours,

/s/ Mark Kaufman

Mark Kaufman